Mail Stop 4561

October 31, 2006

By U.S. Mail and Facsimile to (212) 902-9909

Mr. David Viniar
Chief Financial Officer
The Goldman Sachs Group, Inc.
85 Broad Street
New York, New York 10004

> **Re: The Goldman Sachs Group, Inc.**
> **Form 10-K for Fiscal Year Ended November 25, 2005**
> **Filed February 7, 2006**
> **File No. 001-14965**

Dear Mr. Viniar:

We have reviewed your response dated September 1, 2006, and have the following additional comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended November 25, 2005

Consolidated Statement of Operations, page 102

1. We note your response to comment 1. We recognize that your presentation of the results of operations is consistent with what appears to be an industry practice that has developed. We believe this industry practice conflicts with the guidance set forth in Article 5 of Regulation S-X. We will continue to consider what steps, if

any, should be taken to rectify the departure from Regulation S-X; however, we believe that disclosure of what, if anything, we decide to do is premature at this time. Based upon the representations you have provided to us regarding your inability to comply with Regulation S-X, we do not object to your presentation of the results of your operations at this time.

2. Please refer to prior comment 2. We do not believe your presentation of the cost of power generation as a reduction to revenues to arrive at net revenues is appropriate. Please revise your future filings to present the cost of power generation as an operating expense or provide us the specific GAAP literature you relied upon to support your current presentation.

*   *   *

As appropriate, please revise your future filings, and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with your response to our comments along with drafts of the proposed revisions to be included in your future filings. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Margaret Fitzgerald, Staff Accountant, at (202) 551-3556 or me at (202) 551-3494, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief